Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 3 DATED DECEMBER 4, 2009

Supplement No. 3 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplement to Prospectus (See Supplement for Additional Information)

        Supplement No. 3 (cumulative, replacing all prior supplements) dated December 4, 2009 reports on (a) the status of our best-efforts offering of Units; (b) our recent purchase of two hotels containing a total of 209 guest rooms for an aggregate gross purchase price of approximately $25 million; (c) our execution of certain purchase contracts that relate to 8 hotels containing a total of 1,014 guest rooms and that provide for an aggregate gross purchase price of approximately $162 million; (d) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia; and (e) our recent unaudited financial information and certain additional information about us.

        As of May 14, 2008, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

        As of November 27, 2009, we had closed on the sale of 83,266,673 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $916 million and proceeds net of selling commissions and marketing expenses of approximately $824 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $1.0 billion and proceeds net of selling commissions and marketing expenses of approximately $914 million.

        In connection with our hotel and land purchases to date, we paid a total of approximately $13.6 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.